UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No. 9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Completion of Private Placement of New Shares

As disclosed in the Report on Form 6-K filed by the Company with the Securities and Exchange Commission on August 6, 2026 (the “Prior 6-K”), the shareholders of Wing Yip Food Holdings Group Limited (the “Company”) approved, at the 12th Extraordinary General Meeting held on August 6, 2026 (the “EGM”), the issuance of an aggregate of 23,000,000 new ordinary shares (the “New Shares”) by way of private placement (third-party allotment) to Wang Tingfeng, Wong Sio Chan and Zhao Jin Hua (collectively, the “Subscribers”) at a price of KRW 1,600 per share, for an aggregate subscription price of KRW 36,800,000,000 (approximately HKD 194,698,693.20).

The Company hereby announces that the issuance of the New Shares has been completed. The New Shares were issued on August 7, 2026 and were listed on the Korea Exchange (“KRX”) on September 7, 2026. Following the issuance, the total number of issued ordinary shares of the Company is 35,582,732 shares.

The New Shares were allocated among the Subscribers as follows:

Subscriber	Number of Shares	Amount (KRW)	Amount (HKD)
WANG TINGFENG	13,000,000	20,800,000,000	110,047,087.46
WONG SIO CHAN	5,000,000	8,000,000,000	42,325,802.87
ZHAO JIN HUA	5,000,000	8,000,000,000	42,325,802.87
Total	23,000,000	36,800,000,000	194,698,693.20

Pursuant to lock-up undertaking letters executed by each of the Subscribers, all 23,000,000 New Shares are subject to a lock-up period of one (1) year, from September 7, 2026 to September 6, 2027.

The New Shares rank pari passu with the existing ordinary shares of the Company in all respects. The proceeds from the issuance of the New Shares are intended to be used for working capital purposes, including procurement costs, marketing expenses and research and development, as previously disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: September 8, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

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